ROTH CAPITAL PARTNERS, LLC

888 San Clemente Drive

Newport Beach, California 92660

November 18, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0409

Attention: Joshua Samples

Re: BioPharmX Corporation — Request for Acceleration

Registration Statement on Form S-1, as amended

File No. 333-214116

Request for Acceleration of Effectiveness

Dear Mr. Samples:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of BioPharmX Corporation (the “Company”) that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Monday, November 21, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we have effected the distribution of approximately 370 copies of the Company’s preliminary prospectus, dated November 4, 2016, through the date hereof, to prospective underwriters, dealers, institutional investors and others.

We advise that we have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very Truly Yours,

By: ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets